FPIC INSURANCE GROUP, INC.
225 Water Street, Suite 1400
Jacksonville, Florida 32202

March 13, 2007

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549

Re:       FPIC Insurance Group, Inc.
            Withdrawal of Pre-Effective Amendment No. 1 to Registration Statement on Form S-3
            (File No. 333-83835) filed on March 12, 2007

Ladies and Gentlemen:

            In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, FPIC Insurance Group, Inc., a Florida corporation (the “Registrant”), hereby respectfully requests the immediate withdrawal of the above-referenced Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Statement”) (File No. 333-83835) filed on March 12, 2007.

            The Registrant is making this request because the Registration Statement was inadvertently filed as a Form S-3/A pre-effective amendment filing when it should have been filed as a POS AM post-effective amendment.  The Registrant will file the appropriate Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 as a POS AM post-effective amendment.

            We appreciate your assistance and should you need any additional information, please feel free to contact the undersigned at (904) 360-3758.

Respectfully submitted,
FPIC INSURANCE GROUP, INC.

By:	/s/ T. Malcolm Graham
T. Malcolm Graham
General Counsel and Secretary